 **Homestead TV Series**
Sponsored ·

GAUGING INTEREST. We are creating a TV series called *Homestead* and are partnering with Angel Studios for distribution, the same studio that brought you *The Chosen.*

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Homestead* if we launched a crowdfunding investment.

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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**Get Notified if the
Investment Goes Live**

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👍❤️😄 You, Ro... 228 comments 552 shares

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 **Homestead TV Series**
Sponsored ·

··· ✕

GAUGING INTEREST. We are creating a TV series called *Homestead* and are partnering with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Homestead* if we launched a crowdfunding investment.

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
**Get Notified if the
Investment Goes Live**

Learn more

👍❤️😮 Christi... 2.6K comments 3.4K shares

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GAUGING INTEREST. We are creating a TV series called *Homestead* and are partnering with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Homestead* if we launched a crowdfunding investment.

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live

    Learn more

 

 **Homestead TV Series**
Sponsored ·

··· ✕

Surviving the end of times: a new TV series, *Homestead*, explores the importance of trusting in God and sticking together as a family.

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Post-Apocalyptic Hope in a New TV Thriller

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When all else fails, faith and family endure. A new TV series called *Homestead* depicts life after the apocalypse with a focus on God and family values. And you can help make it!

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Post-Apocalyptic Tale of Faith, Family, and Survival   [Learn more]

 

  
Homestead is a new TV series that will show hope in the darkness. It's an action-packed show that highlights the importance of family and faith after the end of the world.

Check out the short video for *Homestead* and the potential investment opportunity ➡️
angel.com/homestead

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Help Bring This Incredible Story to Life

Learn more

 

 

Homestead is a TV series that finds redemption in a broken world. It's a new, action-packed, post-apocalyptic series that celebrates the power of God and family bonds.

Check out the short video for *Homestead* and the potential investment opportunity 🔜
angel.com/homestead

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
New Series Explores Faith After Disaster

Learn more

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